Exhibit 99.1

Fourth Quarter 2008 Report to Shareholders

For the Twelve Months Ended August 31, 2008

(Unaudited)

Corus Entertainment Inc.
Second Quarter Report to Shareholders

TABLE OF CONTENTS

HIGHLIGHTS	3
Significant Events in the Quarter	3
Significant Events Subsequent to the Quarter	3
Management’s Discussion and Analysis	4
Overview of Consolidated Results	5
Revenues	5
Direct cost of sales, general and administrative expenses	5
Depreciation	5
Amortization	6
Interest expense	6
Disputed regulatory fees	6
Other expense, net	6
Income taxes	6
Net income and earnings per share	6
Other comprehensive loss, net of tax	7
Radio	8
Television	9
Content	10
Corporate	11
Quarterly Consolidated Financial Information	11
Risks and Uncertainties	12
Financial Position	12
Liquidity and Capital Resources	13
Cash flows	13
Liquidity	14
Net debt to segment profit	14
Off-balance sheet arrangements and derivative financial instruments	14
Contractual commitments	14
Outstanding Share Data	14
Changes in Internal Control Over Financial Reporting	14
Key Performance Indicators	15
Free cash flow	15
Net debt	15
Net debt to segment profit	15
Impact of New Accounting Policies	15
Recent Accounting Pronouncements	16
Consolidated Financial Statements and Notes	17

Corus	2

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

HIGHLIGHTS

(These highlights are derived from the unaudited consolidated financial statements)	Three months ended		Twelve months ended
(thousands of Canadian dollars except per share data)	August 31,		August 31,
	2008	2007	2008	2007
Revenues	185,774	187,204	787,156	768,743
Segment profit
Radio	15,059	17,396	75,504	77,535
Television	35,705	34,053	191,765	182,448
Content	2,588	2,254	7,202	5,442
Corporate	(6,220)	(7,372)	(22,979)	(24,844)
Eliminations	103	50	638	340
	47,235	46,381	252,130	240,921

Net income	17,406	21,219	129,835	107,018
Earnings per share
Basic	$0.21	$0.25	$1.57	$1.27
Diluted	$0.21	$0.25	$1.54	$1.23
Weighted average number of shares outstanding (in thousands)
Basic	82,671	84,242	82,944	84,561
Diluted	84,212	86,196	84,519	86,656

Significant Events in the Quarter

•	On June 6, 2008, the Company announced the reformat of its 940 Montreal radio station from a news-talk format to a greatest hits format.
•
On June 12, 2008, the Canadian Radio-television and Telecommunications Commission (“CRTC”) approved the Company’s application to increase the power and move the transmitter site of its Gatineau CJRC radio station.

•	On June 26, 2008, the CRTC gave conditional approval to the Company to sell its Quebec City CHRC-AM radio station to Groupe Cadrin. The conditions were met and the transaction closed as noted below.
•	On June 30, July 31 and August 29, 2008, the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B shares respectively.
•
On July 16, 2008, Corus Radio President and Corporate Officer John Hayes announced that he would leave the Company at the end of the 2008 fiscal year.  The Company announced that John Cassaday would oversee the Radio division on an interim basis.

•	On August 20, 2008, the Company announced that Cosmopolitan TV launched on Rogers Cable with an introductory preview that is free to consumers.

Significant Events Subsequent to the Quarter

•	On September 1, 2008, the Company completed the sale of CHRC-AM to Groupe Cadrin, reducing the number of stations in the Corus Radio division to 52 from 53 stations.
•
On September 2, 2008, the Company announced that its acquisition of Canadian Learning Television (“CLT”) from CTVglobemedia is complete. The CRTC approved the acquisition on August 22, 2008 and Corus took over ownership and operation of CLT on September 1, 2008.

•	On September 18, 2008, the CRTC approved the Company’s applications for two new Category 2 specialty television licenses known as YTV POW! and YTV OneWorld.

Corus	3

•
On September 22, 2008 Movie Central announced the launch of HBO Canada in western Canada.  The channel will deliver a full slate of HBO’s award-winning, boundary-pushing, genre-defining series, films, comedies and live events. HBO Canada launches on Thursday, October 30, 2008.

•
On September 24, 2008, the Company’s News-Talk Radio Network announced the launch of four national election forums starting Thursday, September 25, 2008 and airing every week leading up to the election. Hosted by news-talk heavyweights Christy Clark (CKNW AM 980), John Oakley (AM640 TORONTO RADIO), Dave Rutherford (630 CHED and AM 770) and Roy Green (weekend news-talk host), each weekly two-hour program examined one key issue facing Canadians.

•
On September 25, 2008, the Company held its annual Investor Day and provided fiscal 2009 guidance targeting free cash flow of $70 to $90 million and consolidated segment profit of $270 to $280 million.

•
On September 25, 2008, the Company announced that it would implement a Dividend Reinvestment Plan (“DRIP”) effective November 1, 2008 and that the Plan will be managed by CIBC Mellon, the Company’s transfer agent.

•	On September 30, 2008, the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B shares respectively.
•	On October 3, 2008, the CRTC approved a technical change and license amendment for radio station CFEL-FM that would improve its signal to the Quebec City market.
•
On October 13, 2008, the Company’s Nelvana business unit announced that Hot Wheels®, the No. 1 toy vehicle property in the U.S., will be developed into a new animated television series. The new series will feature CGI animation by Nelvana and Nerd Corps Entertainment, and will premiere fall 2009 in Canada on Corus’ TELETOON network and on Cartoon Network in the U.S.

•
On October 15, 2008, the Company announced the upcoming launch of VIVA, a new women’s specialty channel that will offer programming designed for Canadian women in the dynamic boomer demographic. VIVA goes live at 6 a.m. ET on Monday, November 3, 2008, joining Corus’ successful portfolio of women’s specialty television channels, including Cosmopolitan TV and W Network.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial position and results of operations for the three and twelve months ended August 31, 2008 is prepared at September 30, 2008.  The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2007 Annual Report and the consolidated financial statements and notes of the current quarter.  The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements.  All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”).  These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.  Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Corus	4

Overview of Consolidated Results

Net income for the fourth quarter was $17.4 million on revenues of $185.8 million, as compared to net income of $21.2 million on revenues of $187.2 million in the prior year.  For the quarter, Television delivered segment profit growth of 5%, while Content delivered a strong quarter and Radio declined by 13%.  Please refer to the discussion of segmented results for further analysis.

Financial Results

Revenues

Revenues for the fourth quarter were $185.8 million, a decrease of 1% from $187.2 million last year.  Radio and Television revenues increased by 3% and 1%, respectively, while Content decreased by 27% in the quarter.  For the full year, revenues of $787.2 million represented a 2% increase over $768.7 million last year.  Radio and Television revenues increased by 4% and 3%, respectively, while Content revenues decreased by 15%.  Please refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the fourth quarter were $138.5 million, down 2% from $140.8 million in the prior year.  For the full year, expenses were $535.0 million, an increase of 1% over the prior year.  Expense increases in Television were the result of higher program rights and film amortization, expenses increased at Radio partly as the result of having three additional stations relative to last year.  Expenses at Content decreased as the result of lower revenues, and decreased at Corporate as a result of the impact of a lower share price on stock-based compensation.  Please refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for the year was $22.1 million, an increase of $0.5 million from last year.  This increase reflects the timing of capital expenditures and a charge for redundant Corporate assets in the first quarter.

Corus	5

Amortization

The Company adopted the new accounting standards for financial instruments in the first quarter of fiscal 2008.  Under these standards, financing fees are included in the carrying amount of the associated debt and amortized over its expected life using the effective interest rate method.  The amortization calculated under this method is now included in interest expense.

Interest expense

Interest expense for the fourth quarter was $9.9 million, up from $8.8 million last year, while for the year interest expense of $41.3 million represented a $5.5 million increase over the prior year.  Interest on long-term debt is down slightly from the prior year.  Interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility.  The effective interest rate on bank loans for 2008 was 5.3%.  Other interest, which includes imputed non-cash interest on the discounting of financial instruments, increased by $5.1 million from the prior year.  This is largely the result of implementing the new financial instruments guidance in fiscal 2008.

Disputed regulatory fees

The disputed regulatory fee accrual relates to the April 2008 decision of the Federal Court of Appeal to reverse the December 2006 Federal Court decision that ruled that Part II fees paid by broadcasters to the Canadian Radio-television and Telecommunications Commission were an unlawful tax.  The broadcasting industry is pursuing avenues of appeal, however until such time as an appeal is heard, the regulation is in force.  The accrual in fiscal 2008 includes a balance of $4.9 million related to fiscal 2007 and $6.0 million related to fiscal 2008.  The balance of $3.8 million recorded at May 31, 2007 was reversed in the fourth quarter of fiscal 2007.

Other expense, net

Other expense for the fourth quarter was $3.9 million, compared to $2.6 million in the prior year. For the full year, other expense of $7.9 million represents a decrease of $1.9 million from the prior year.  The current year includes restructuring charges of $6.1 million, incurred in the Television and Radio segments, while the prior year includes $10.4 million in restructuring charges, incurred in the Television, Radio and Content segments.

Income taxes

The effective tax rate for fiscal 2008 was 20.9%, compared to the Company’s 34.0% statutory rate.

On December 14, 2007, the reduction to future federal corporate income tax rates announced in Bill C-28 on October 31, 2007 became substantively enacted.  As a result, the Company was required to re-measure its income tax assets and liabilities using the reduced rates.  As a result of this change, as well as other items, the Company recorded income tax recoveries of $13.2 million in the second quarter and $10.0 in the third quarter of fiscal 2008.

Net income and earnings per share

Net income for the fourth quarter was $17.4 million, as compared to $21.2 million last year.  Earnings per share for the fourth quarter were $0.21 basic and diluted, compared with $0.25 basic and diluted last year.  Net income in fiscal 2008 was $129.8 million or $1.57 basic and $1.54 diluted earnings per share, compared to net income of $107.0 million, or $1.27 basic and $1.23 diluted earnings per share, last year.  The weighted average number of shares outstanding decreased in fiscal 2008 as a result of shares acquired and cancelled by Corus under its Normal Course Issuer Bid.

Corus	6

Other comprehensive loss, net of tax

Other comprehensive loss for the quarter was $1.6 million, compared to $0.2 million in the prior year.  For the twelve-month period, the loss in the current year was $15.0 million compared to $0.6 million in the prior year.  This loss is the result primarily of the change in the unrealized fair value of the Company’s interest rate swap.  As the Company adopted the new accounting standards for financial instruments in the first quarter of fiscal 2008, there is no comparative figure for this change in unrealized fair value.

Corus	7

Radio

At the end of fiscal 2008, the Radio division comprised 53 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is one of Canada’s leading radio operators in terms of revenues and audience reach.

Financial Highlights

	Three months ended		Twelve months ended
	August 31,		August 31,
(thousands of Canadian dollars)	2008	2007	2008	2007
Revenues	68,482	66,544	286,449	275,736
Direct cost of sales, general and administrative expenses	53,423	49,148	210,945	198,201
Segment profit	15,059	17,396	75,504	77,535

Revenues for the fourth quarter were $68.5 million, representing a 3% increase over the prior year.  Local airtime revenues were flat to the prior year and national airtime revenues increased by 8% compared to the prior year.  For the full year, revenues of $286.4 million represented a 4% increase over the prior year.  Local airtime revenues increased by 1% and national airtime revenues increased by 8% compared to the prior year.  Other ancillary revenues also increased from the prior year.  Strong revenue growth for the year was achieved in the West, with low single-digit growth in Ontario and Quebec.  Corus’ expectation is that it will exceed market growth in the markets in which it broadcasts.  This occurred in several important markets, as indicated by the Trans-Canada Radio Advertising by Market (“TRAM”) Report for the year ended August 31, 2008.  Overall, Corus grew by 2%, compared to total market growth of 4%, however this result is skewed somewhat by several new competitors in Calgary, where Corus grew by 7% compared to market growth of 12%, and a market decline in French-language Montreal.

Direct cost of sales, general and administrative expenses for the fourth quarter were $53.4 million, up 9% from the prior year.  For the full year, expenses of $210.9 million represented a 6% increase over the prior year.  Expenses increased for employee-related costs and production and programming costs, due in part to having three additional stations relative to last year.

Segment profit for the fourth quarter was $15.1 million, a decrease of 13% from $17.4 million last year.  For the full year, segment profit was $75.5 million, a decrease of 3% from $77.5 million in the prior year.  This segment profit decrease represents a slight margin decline for the Radio segment, as revenue growth did not meet the Company’s expectations.

In fiscal 2008, Radio recorded an accrual of $6.1 million related to disputed regulatory fees.  These costs are excluded from segment profit.

In the fourth quarter, the Company announced organizational changes in its Corporate and Montreal Radio operations.  These changes resulted in severance expenses of approximately $3.5 million in the fourth quarter of fiscal 2008.  These costs are excluded from segment profit.  The Company continues to assess challenges presented by the Quebec market, and may undertake further initiatives to align the cost structure of this division with its strategic objectives.

Corus	8

Television

The Television division comprises the following: specialty television networks YTV, W Network, Treehouse TV, Corus’ 80% interest in Country Music Television Limited (“CMT”), a 50.5% interest in Telelatino, a 50% interest in TELETOON and a 20% interest in Food Network; Corus’ premium television services Movie Central and Encore; interests in three digital television channels: SCREAM, Cosmopolitan TV and Discovery Kids Canada; Corus Custom Networks, a cable advertising service; three local television stations; Max Trax, a residential digital music service; and the Nelvana production studio.

Financial Highlights

	Three months ended		Twelve months ended
	August 31,		August 31,
(thousands of Canadian dollars)	2008	2007	2008	2007
Revenues	104,838	104,219	450,175	436,270
Direct cost of sales, general and administrative expenses	69,133	70,166	258,410	253,822
Segment profit	35,705	34,053	191,765	182,448

Revenues for the fourth quarter were $104.8 million, up 1% from the corresponding period last year, while for the full year revenues grew by 3% to $450.2 million.  Advertising revenue grew by 4% in the quarter and 3% for the year, while subscriber revenue grew by 2% in both the quarter and year.  Other ancillary revenues, primarily derived through service work in the studio, were down in the quarter but up for the full year.  Specialty advertising growth was 5% for the quarter and 4% for the year led by strong double-digit growth at W Network. Declines in advertising revenues were experienced in YTV and TELETOON.  The decline in both the quarter and year came mainly from two categories, toys and entertainment.  Movie Central finished the quarter with 891,000 subscribers, up slightly from the same period last year.

Direct cost of sales, general and administrative expenses were $69.1 million for the fourth quarter and $258.4 million for year, representing a decrease of 1% for the quarter and an increase of 2% for the year.  The decrease in the quarter is the result of the timing of service work in the studio, while the increase for the year was primarily due to higher programming costs, as amortization of program rights and film investments and other cost of sales increased by 5% over the prior year.  These costs fluctuate in proportion to changes in subscriber levels, as a result of program supply agreements and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license as well as with the volume of service work in the studio.  These increased costs were offset by effective cost containment across all categories of general and administrative expenses, which were flat for the quarter and decreased by 3% for the full year relative to the same periods last year.

Segment profit for the fourth quarter was $35.7 million, up 5% from the prior year, while segment profit of $191.8 million for the full year also represented a 5% increase over the prior year.

In fiscal 2008, Television recorded an accrual of $4.8 million related to disputed regulatory fees.  Television also incurred $2.4 million in restructuring expenses in the first quarter, related to the Toronto operations.  These costs are excluded from segment profit.

Corus	9

Content

The Content division participates in the distribution of television programs and the sale and licensing of related products and rights.

Financial Highlights

	Three months ended		Twelve months ended
	August 31,		August 31,
(thousands of Canadian dollars)	2008	2007	2008	2007
Revenues	12,846	17,653	51,959	61,325
Direct cost of sales, general and administrative expenses	10,258	15,399	44,757	55,883
Segment profit	2,588	2,254	7,202	5,442

Revenues for the year were $52.0 million, representing a 15% decrease compared to the prior year.  Included in Content’s revenues for the year are inter-company revenues of $1.2 million, compared to $4.3 million in the prior year.  These revenues are eliminated upon consolidation.

Direct cost of sales, general and administrative expenses for the year were $44.8 million, down 20% from the prior year.  This decrease is the result of lower revenues in the period.

Segment profit for the year was $7.2 million, compared to $5.4 million in the same period last year.  In the third quarter of fiscal 2008, the division benefited from revenues on certain high-margin library titles and a significant music rights transaction.  The quarterly fluctuation of revenues and segment profit is consistent with past experience in the Content business.  The results of any one period are not necessarily indicative of results for future periods; however the Content division continues to perform in line with the Company’s current expectations of modest segment profit.

Corus	10

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended		Twelve months ended
	August 31,		August 31,
(thousands of Canadian dollars)	2008	2007	2008	2007
Stock-based compensation	1,994	3,225	9,168	10,192
Other general and administrative costs	4,226	4,147	13,811	14,652
General and administrative expenses	6,220	7,372	22,979	24,844

General and administrative expenses decreased to $23.0 million in fiscal 2008 from $24.8 million last year.

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The expense related to stock-based compensation is lower in the current year due to changes in the assumptions underlying the expense recognition of certain plans.

Other general and administrative costs are down from the prior year primarily as a result of foreign exchange gains and lower costs related to short-term incentive based compensation.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended August 31, 2008.  In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2007, except as noted in note 2 to the unaudited consolidated financial statements.

(thousands of Canadian dollars
except per share amounts)
				Earnings per share
	Revenues	Segment profit	Net income	Basic	Diluted
2008
4th quarter	185,774	47,235	17,406	$0.21	$0.21
3rd quarter	207,819	71,772	37,674	0.45	0.45
2nd quarter	178,738	49,733	35,368	0.42	0.41
1st quarter	214,825	83,390	39,387	0.47	0.46
2007
4th quarter	187,204	46,381	21,219	$0.25	$0.25
3rd quarter	197,612	64,811	29,587	0.35	0.34
2nd quarter	174,729	48,349	19,543	0.23	0.22
1st quarter	209,198	81,380	36,669	0.44	0.43

Corus	11

Seasonal Fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2007, Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  In particular, as the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

•	Net income for the third quarter of fiscal 2008 was negatively impacted by a $9.7 million disputed regulatory fee accrual.
•	Net income for the third quarter of fiscal 2008 was positively impacted by approximately $10.0 million in income tax items.
•	Net income for the second quarter of fiscal 2008 was positively impacted by approximately $13.2 million in income tax rate changes and other income tax items.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2007, except as noted below:

In December 2006, the Federal Court of Canada ruled that the Part II license fees paid by CRTC licensees are an unlawful tax, and in October 2007 the CRTC confirmed that it would not collect fees that would otherwise have been payable related to fiscal 2007.  As a result of this, the Company concluded that it was not appropriate to accrue for these fees in its results for fiscal 2007, and the amounts accrued through the first three quarters of fiscal 2007 were reversed in the fourth quarter of that year.  In April 2008, the Federal Court of Appeal reversed this decision, effectively reinstating the regulation that requires payment of Part II license fees.  Although the broadcasting industry is seeking leave to appeal this decision to the Supreme Court of Canada, the Company determined that it is appropriate to accrue for these fees, and has recorded an expense of $10.9 million in fiscal 2008.  Of this amount, $4.9 million relates to fiscal 2007 and $6.0 million relates to fiscal 2008.

Financial Position

Total assets at August 31, 2008 were $2.03 billion, compared to $1.94 billion at August 31, 2007.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2007.

Current assets decreased by $4.5 million.  Cash and cash equivalents decreased by $13.7 million.  Please see the discussion of cash flows below.  Accounts receivable increased by $6.1 million from year end, and decreased by $14.7 million from the end of the previous quarter.  The accounts receivable balance typically grows in the first and third quarter as a result of the broadcast revenue cycle.  The Company carefully monitors the aging of its accounts receivables.

Non-current assets increased by $101.2 million.  Tax credits receivable increased as a result of accruals related to film production, offset by tax credit receipts.  Investments and other assets increased by $75.6 million, due to the $75.0 million acquisition cost of an analog specialty service.  The cash was held in escrow until the closing date in September 2008.  Program and film rights (current and non-current) increased by $18.7 million, as additions of acquired rights of $160.0 million were offset by amortization of $145.7 million as well as a transition adjustment related to the implementation of new financial instruments standards.  In particular, investments in programming were made relating to the launch of the Cosmopolitan TV digital channel in the second quarter.  Film investments increased by $14.2 million as net film spending of $56.3 million was offset by film amortization and accruals for tax credits.  The Nelvana studio is in a relatively stable state of production, and film spending is consistent with the prior year, however the broadcast business made significant investments in third-party produced feature films in the fourth quarter.

Corus	12

Current liabilities increased by $28.5 million.  Accounts payable and accrued liabilities increased by $29.9 million and income taxes payable decreased by $1.5 million.  Accounts payable and accrued liabilities balance increased as a result of an accrual of $10.9 million for disputed regulatory fees as well as an increase in accrued program rights payable.  Income taxes payable decreased due to the timing of income tax installments.

Non-current liabilities increased by $62.1 million.  Long-term debt increased by $82.1 million, as the Company used its credit facility to finance its Normal Course Issuer Bid and advance the acquisition cost for the purchase of an analog specialty service.  Other long-term liabilities decreased by $4.8 million primarily as a result of recognizing previously deferred revenue as revenue in the third quarter of fiscal 2008.  The fair value of $9.4 million of the interest rate swap was recognized as an increase to other long-term liabilities, while a decrease to the long-term portion of certain stock-based compensation obligations reduced the liability balance.  The long-term portion of program rights payable was affected by a transition adjustment related to the implementation of the new financial instruments standards. Net future tax liability (including current future tax asset) decreased by $11.2 million primarily due a change in the long-term future tax rates and other items in the second and third quarters.

Share capital decreased by $34.0 million as a result of the repurchase and cancellation of shares with a book value of $46.6 million under the Company’s Normal Course Issuer Bid, offset by the exercise of employee stock options.  Contributed surplus increased by $7.1 million as a result of expensing stock-based compensation for the period.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position decreased by $13.7 million in fiscal 2008, compared to a decrease of $10.3 million in the prior year.  Free cash flow for fiscal 2008 was $104.0 million, after adding back cash advanced into escrow for business combinations, compared to $97.0 million in the prior year.  This increase is derived largely from operating activities.

Cash provided by operating activities in fiscal 2008 was $130.6 million, compared to $103.1 million last year.  This increase is a result of higher operating and net income and lower payments for program and film rights as well as a positive variance in non-cash working capital changes. The lower payments for program and film rights are considered a timing issue and will reverse in the first quarter of fiscal 2009.

Cash used in investing activities in fiscal 2008 was $101.5 million, compared to cash used of $70.8 million last year. The prior year includes $64.7 million in cash outflow related to the TELETOON and CanWest radio acquisitions.  In the current year, the Company advanced $75.0 million into escrow to fund the estimated purchase price of an analog specialty service.  This acquisition closed in early September 2008.  Capital expenditures are $2.7 million lower than in the prior year, as the Company looks to minimize capital expenditures ahead of its move to the Toronto waterfront development.

Cash used in financing activities in fiscal 2008 was $42.8 million, compared to $42.6 million in the prior year.  In the current year, the Company drew on its credit facility in order to finance its Normal Course Issuer Bid and advance the cash on an analog specialty service acquisition.  The Company continued purchasing its own shares under an ongoing issuer bid that was renewed in the second quarter of fiscal 2008.  In fiscal 2008, 4,388,400 shares were purchased and cancelled at an average price of $20.84 per share for cash consideration of $91.4 million.  The exercise of employee stock options resulted in $11.5 million in cash receipts, while $46.3 million in monthly dividends were paid.

Corus	13

Liquidity

As at August 31, 2008, the Company has available $100.0 million under a revolving term credit facility that matures on January 24, 2011.  Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR, however interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility

As at August 31, 2008, the Company had a cash balance of $19.6 million and a total working capital balance of $87.7 million.  Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

Net debt to segment profit

As at August 31, 2008, net debt was $673.1 million, up from $577.4 million at August 31, 2007.  This increase in net debt is a result of the cash outflows incurred by the Company’s Normal Course Issuer Bid and cash advanced into escrow for the acquisition of an analog specialty service.  Net debt to segment profit at August 31, 2008 was 2.7 times, up from 2.4 at August 31, 2007.  This ratio remains below management’s stated guidance range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments

The Company has entered into Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans.  The estimated fair value of these agreements at August 31, 2008 is $9.4 million.  This estimated fair value has been recorded as a liability in the consolidated balance sheets.

The Company has entered into a derivative instrument in order to offset its exposure to changes in the fair value of units issued under its Performance Share Unit plan.  The estimated fair value of this instrument at August 31, 2008 is $0.1 million.  This estimated fair value has been recorded as a liability in the consolidated balance sheets.

Contractual commitments

The Company has added no significant unfulfilled contractual obligations in fiscal 2008.

Outstanding Share Data

As at September 30, 2008, 3,445,358 Class A Voting Shares and 76,720,934 Class B Non-Voting Shares were issued and outstanding.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred in the year ended August 31, 2008 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Corus	14

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators.  These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2007, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.  Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Free cash flow
	Three months ended		Twelve months ended
	August 31,		August 31,
(thousands of Canadian dollars)	2008	2007	2008	2007
Cash provided by (used in):
Operating activities	54,196	38,362	130,578	103,073
Investing activities	(83,720)	(6,309)	(101,520)	(70,798)
Free cash flow	(29,524)	32,053	29,058	32,275

Net debt
(thousands of Canadian dollars)	As at August 31, 2008	As at August 31, 2007
Long-term debt	692,750	610,697
Cash and cash equivalents	(19,642)	(33,347)
Net debt	673,108	577,350

Net debt to segment profit
(thousands of Canadian dollars except ratios)	As at August 31, 2008	As at August 31, 2007
Net debt (numerator)	673,108	577,350
Segment profit (1) (denominator)	252,130	240,921
Net debt to segment profit	2.7	2.4

(1)  Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” section of Management’s Discussion and Analysis.

Impact of New Accounting Policies

On September 1, 2007, the Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments - Disclosure and Presentation”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income”, with no restatement of prior periods except for the presentation of the foreign currency translation adjustment.  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives and the application of hedge accounting.

In adopting these recommendations, the Company made adjustments to its opening balance sheet as at September 1, 2007.  The adoption of these standards did not have a significant impact on net income for the three and twelve months ended August 31, 2008.

Corus	15

Recent Accounting Pronouncements

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets,” replacing Section 3062, “Goodwill and Other Intangible Assets,” and Section 3450, “Research and Development Costs”. New Section 3064 addresses when an internally developed intangible asset meets the criteria for recognition as an asset. The Section also issued amendments to Section 1000, “Financial Statement Concepts”. These changes are effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted, and will be adopted by the Company effective September 1, 2009.  Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards by eliminating the practice of recognizing as assets a variety of startup, pre-production and similar costs that do not meet the definition and recognition criteria of an asset. The Company is currently evaluating the effects of adopting these changes.

In February 2008, The Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (IFRS) will be required in Canada for publicly accountable profit-oriented enterprises for fiscal years beginning on or after January 1, 2011.  The Company will be required to report using IFRS beginning September 1, 2011.  The Company has begun the process of evaluating the impact of the change to IFRS.

Corus	16

Consolidated Financial Statements and Notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)	As at August 31,	As at August 31,
(in thousands of Canadian dollars)	2008	2007
ASSETS (note 6)
Current
Cash and cash equivalents	19,642	33,347
Accounts receivable	157,440	151,380
Income taxes recoverable	1,615	-
Prepaid expenses and other	10,135	10,921
Program and film rights	131,301	125,068
Future tax asset	9,593	13,518
Total current assets	329,726	334,234

Tax credits receivable	21,952	16,875
Investments and other assets (note 3)	93,086	17,492
Property, plant and equipment	73,562	78,342
Program and film rights	103,163	90,687
Film investments (note 4)	80,819	66,593
Deferred charges	-	4,100
Broadcast licenses	533,491	532,812
Goodwill	797,854	795,832
	2,033,653	1,936,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 5)	196,026	166,083
Income taxes payable	-	1,474
Total current liabilities	196,026	167,557

Long-term debt (note 6)	692,750	610,697
Other long-term liabilities (note 7)	59,936	64,773
Future tax liability	87,699	102,851
Total liabilities	1,036,411	945,878

Non-controlling interest	20,237	15,196

SHAREHOLDERS’ EQUITY
Share capital (note 8)	848,257	882,244
Contributed surplus (note 8)	17,304	10,250
Retained earnings	131,594	95,568
Accumulated other comprehensive loss (note 16)	(20,150)	(12,169)
Total shareholders’ equity	977,005	975,893
	2,033,653	1,936,967

See accompanying notes

On behalf of the Board:

John M. Cassaday Director	Heather A. Shaw Director

October 23, 2008

Corus	17

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Twelve months ended
(unaudited)	August 31,		August 31,
(in thousands of Canadian dollars except per share amounts)	2008	2007	2008	2007
Revenues	185,774	187,204	787,156	768,743
Direct cost of sales, general and administrative expenses	138,539	140,823	535,026	527,822
Depreciation	5,801	5,768	22,054	21,556
Amortization	-	300	-	1,555
Interest expense (note 9)	9,906	8,817	41,313	35,838
Disputed regulatory fees (note 18)	1,202	(3,803)	10,936	-
Other expense, net (notes 5 and 10)	3,865	2,563	7,853	9,800
Income before income taxes and non-controlling interest	26,461	32,736	169,974	172,172
Income tax expense (note 11)	8,395	10,223	35,519	59,813
Non-controlling interest	660	1,294	4,620	5,341
Net income for the period	17,406	21,219	129,835	107,018

Earnings per share (note 8)
Basic	$0.21	$0.25	$1.57	$1.27
Diluted	$0.21	$0.25	$1.54	$1.23

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Twelve months ended
(unaudited)	August 31,		August 31,
(in thousands of Canadian dollars)	2008	2007	2008	2007
Net income for the period	17,406	21,219	129,835	107,018
Other comprehensive loss, net of tax
Unrealized foreign currency translation adjustment	1,031	(213)	(23)	(641)
Unrealized change in fair value of available-for-sale investments	(176)	-	(1,114)	-
Unrealized change in fair value of cash flow hedges	(2,451)	-	(13,851)	-
	(1,596)	(213)	(14,988)	(641)
Comprehensive income for the period	15,810	21,006	114,847	106,377

See accompanying notes

Corus	18

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Three months ended		Twelve months ended
(unaudited)	August 31,		August 31,
(in thousands of Canadian dollars)	2008	2007	2008	2007
Share capital
Balance, beginning of period	865,686	886,139	882,244	870,563
Issuance of shares under stock option plan	1,555	1,284	12,338	27,676
Shares repurchased	(18,984)	(5,179)	(46,555)	(16,229)
Repayment of executive stock purchase loans	-	-	230	234
Balance, end of period	848,257	882,244	848,257	882,244

Contributed surplus
Balance, beginning of period	15,741	9,270	10,250	6,878
Stock-based compensation	1,748	1,027	7,904	4,133
Exercise of stock options	(185)	(47)	(850)	(761)
Balance, end of period	17,304	10,250	17,304	10,250

Retained earnings
Balance, beginning of period	140,159	91,778	95,568	51,585
Cumulative impact of accounting changes (note 2)	-	-	(1,594)	-
Adjusted opening balance	140,159	91,778	93,974	51,585
Net income for the period	17,406	21,219	129,835	107,018
Dividends	(12,088)	(10,566)	(47,326)	(42,842)
Share repurchase excess (note 8)	(13,883)	(6,863)	(44,889)	(20,193)
Balance, end of period	131,594	95,568	131,594	95,568

Accumulated other comprehensive loss
Balance, beginning of period	(18,554)	(11,956)	(12,169)	(11,528)
Cumulative impact of accounting changes (note 2)	-	-	7,007	-
Adjusted opening balance	(18,554)	(11,956)	(5,162)	(11,528)
Other comprehensive loss, net of tax	(1,596)	(213)	(14,988)	(641)
Balance, end of period	(20,150)	(12,169)	(20,150)	(12,169)

See accompanying notes

Corus	19

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Twelve months ended
(unaudited)	August 31,		August 31,
(in thousands of Canadian dollars)	2008	2007	2008	2007
OPERATING ACTIVITIES
Net income for the period	17,406	21,219	129,835	107,018
Add (deduct) non-cash items:
Depreciation	5,801	5,768	22,054	21,556
Amortization of program and film rights	37,799	37,149	145,661	138,711
Amortization of film investments	6,897	12,424	28,393	38,781
Future income taxes	(292)	3,337	(7,321)	16,295
Non-controlling interest	660	1,294	4,620	5,341
Stock-based compensation	1,999	3,026	7,971	13,066
Imputed interest and other	2,185	(35)	8,593	2,404
Net change in non-cash working capital balances related to operations	18,922	5,700	(11,018)	(27,810)
Payment of program and film rights	(23,578)	(41,145)	(141,917)	(156,220)
Net additions to film investments	(13,603)	(10,375)	(56,293)	(56,069)
Cash provided by operating activities	54,196	38,362	130,578	103,073

INVESTING ACTIVITIES
Additions to property, plant and equipment	(7,450)	(5,848)	(17,552)	(20,287)
Business combinations	-	(18,047)	(774)	(64,692)
Cash held in escrow	(74,950)	-	(74,950)	-
Net cash flows for investments and other assets	(230)	19,782	(4,251)	20,679
Decrease in public benefits associated with acquisitions	(1,090)	(2,196)	(3,993)	(6,498)
Cash used in investing activities	(83,720)	(6,309)	(101,520)	(70,798)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	64,551	(5,450)	85,594	14,388
Issuance of shares under stock option plan	1,370	1,237	11,488	26,915
Shares repurchased	(32,867)	(12,042)	(91,444)	(36,422)
Dividends paid	(12,257)	(10,599)	(46,284)	(44,845)
Dividend paid to non-controlling interest	-	-	(1,742)	(1,524)
Other	(149)	(204)	(375)	(1,076)
Cash provided by (used in) financingactivities	20,648	(27,058)	(42,763)	(42,564)
Increase (decrease) in cash and cashequivalents during the period	(8,876)	4,995	(13,705)	(10,289)
Cash and cash equivalents, beginning of period	28,518	28,352	33,347	43,636
Cash and cash equivalents, end of period	19,642	33,347	19,642	33,347

See accompanying notes

Corus	20

Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) August 31, 2008 (in thousands of Canadian dollars except share information)

1.	BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries (“Corus” or the “Company”).  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements.  As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2007.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.  Each of the broadcasting businesses [Radio and Television] and the Content business has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity.   Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

For the Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as the timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, the Content business’s operating results may fluctuate significantly from quarter to quarter.  As well, cash flows may fluctuate and are not necessarily closely related to revenue recognition.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2007 annual consolidated financial statements, except as described below.

Changes in accounting policies

On September 1, 2007, the Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments - Disclosure and Presentation”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income”, with no restatement of prior periods except for the presentation of the foreign currency translation adjustment.  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives and the application of hedge accounting.

The Company has classified its cash equivalents and derivative financial instruments that are not designated as hedges as held-for-trading.  They are presented at their fair value and gains or losses arising on revaluation at the end of each period are included in net income for the period.

Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities and certain components of other long-term liabilities are classified as other financial liabilities and are also measured at amortized cost.  Investments in equity instruments are considered available-for-sale.  Long-term debt instruments have been classified as other financial liabilities and are measured at amortized cost as the Company has the ability and intention to hold them to maturity. Financial instruments measured at amortized cost use the effective interest rate method of amortization.

Corus	21

Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) August 31, 2008 (in thousands of Canadian dollars except share information)

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the consolidated statements of income unless they are effective cash flow hedging instruments.  Derivative financial instruments that are designated as cash flow hedges, such as interest rate swap agreements, are classified as available for sale and are presented at their fair value, with gains or losses arising from the revaluation at the end of each period included in other comprehensive income to the extent of hedge effectiveness.

In adopting these recommendations, the Company made the following adjustments to the consolidated balance sheet as at September 1, 2007:

Debits (credits)	As at September 1, 2007
Investments and other assets [a]	8,482
Program and film rights [b]	(4,946)
Deferred charges [c]	(4,100)
Long-term debt [c]	4,205
Other long-term liabilities [b]	2,332
Future tax liability	(560)
Retained earnings [b] [c]	1,594
Accumulated other comprehensive loss [a]	(7,007)

[a]
An increase to investments of $8,768 was booked to record unrealized gains on derivative contracts, and a decrease of $286 was booked to record unrealized losses on available-for-sale investments.  This resulted in a net-of-tax transition adjustment of $7,007 to accumulated other comprehensive loss.

[b]
Decreases to program and film rights and other long-term liabilities were booked to reflect the balances as if the effective interest rate method had always been used to record program and film rights assets and liabilities.  This resulted in a net-of-tax transition adjustment of $1,699 to retained earnings.

[c]
Decreases to deferred charges and long-term debt were booked to reflect the balances as if the effective interest rate method had always been used to record financing fees associated with long-term debt.  This resulted in a transition adjustment of $105 to retained earnings.

With the adoption of these standards, the consolidated financial statements now include consolidated statements of comprehensive income.  The comparative consolidated financial statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition guidance.

The adoption of these standards did not have a significant impact on net income for the three and twelve months ended August 31, 2008.

Corus	22

Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) August 31, 2008 (in thousands of Canadian dollars except share information)

Pending accounting changes

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. New Section 3064 addresses when an internally developed intangible asset meets the criteria for recognition as an asset. The Section also issued amendments to Section 1000, “Financial Statement Concepts”. These changes are effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted, and will be adopted by the Company effective September 1, 2009.  Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards by eliminating the practice of recognizing as assets a variety of startup, pre-production and similar costs that do not meet the definition and recognition criteria of an asset. The Company is currently evaluating the effects of adopting these changes.

3.	INVESTMENTS AND OTHER ASSETS

	As at August 31, 2008	As at August 31, 2007
Cash held in escrow	74,950	-
Investments at equity	12,506	10,057
Other	5,630	7,435
	93,086	17,492

4.	FILM INVESTMENTS

	As at August 31, 2008	As at August 31, 2007
Projects in development and in process, net of advances	18,285	22,772
Completed projects and distribution rights	38,687	28,874
Investments in third-party-produced film projects	23,847	14,947
	80,819	66,593

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

In fiscal 2006, the Company recorded restructuring expenses of $11,433 in the Radio and Content segments related primarily to severance and other restructuring activities.  In fiscal 2007, the Company recorded $10,393 in restructuring expenses, related primarily to severance and other restructuring activities in the Television segment in the first quarter, and severances in the Montréal Radio cluster in the fourth quarter.  In fiscal 2008, the Company recorded an additional $2,666 in restructuring expenses in the Television segment and $3,476 in restructuring expenses in the Radio segment.  These costs are included in other expense, net.  To date, $24,986 has been paid in respect of these provisions and as at August 31, 2008, $2,982 remains unpaid.  The Company anticipates that these provisions will be substantially paid in fiscal 2009.

Included in accounts payable and accrued liabilities at August 31, 2008 is $10,936 related to regulatory fees currently being disputed by the broadcasting industry.  No accrual was recorded at August 31, 2007.

Corus	23

Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) August 31, 2008 (in thousands of Canadian dollars except share information)

6.	LONG-TERM DEBT

The Company has a credit facility with a syndicate of banks that matures on January 24, 2011.  The amount committed is $800,000, of which $300,000 is available on a revolving basis and $500,000 on a non-revolving basis, and is repayable at maturity.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.  As at August 31, 2008, the weighted average interest rate on the outstanding bank loans was 4.4%.  The Company has entered into Canadian interest rate swap agreements to fix the interest rate at 4.13% plus a margin on $400,000 of the non-revolving facility for the full term of the facility.  Interest on the bank loans, including the impact of the swap, averaged 5.3% for fiscal 2008.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the covenants provided under the bank loans as at August 31, 2008.

7.	OTHER LONG-TERM LIABILITIES

	As at August 31, 2008	As at August 31, 2007
Public benefits associated with acquisitions	3,467	7,200
Unearned revenue	3,160	9,403
Program rights payable	31,719	32,079
Stock-based compensation obligations	1,332	4,947
Deferred leasehold inducements	5,488	5,959
Derivative fair value	9,381	-
Other	5,389	5,185
	59,936	64,773

8.	SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares (“Class A Voting Shares”), as well as an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 Preferred Shares.

Effective on February 1, 2008, the Class A Voting Shares and Class B Non-Voting Shares were split on a two-for-one basis.  Accordingly, the comparative number of shares and per share amounts have been retroactively adjusted to reflect the two-for-one split.

Corus	24

Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) August 31, 2008 (in thousands of Canadian dollars except share information)

Issued and Outstanding

The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2007 are summarized as follows:
	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance as at August 31, 2007	3,445,858	26,684	81,024,594	855,560	882,244
Issuance of shares under Stock Option Plan	-	-	725,384	12,338	12,338
Shares repurchased	-	-	(4,388,400)	(46,555)	(46,555)
Repayment of executive stock purchase loans	-	-	-	230	230
Balance as at August 31, 2008	3,445,858	26,684	77,361,578	821,573	848,257

Stock Option Plan

Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company.  The number of Class B Non-Voting Shares which the Company is authorized to issue under the Plan is 10% of the issued and outstanding Class B Non-Voting Shares.  All options granted are for terms not to exceed 10 years from the grant date.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant.  Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

As a result of the two-for-one stock split, the number of outstanding options was adjusted in accordance with existing plan provisions.  All prior period option numbers as well as weighted average exercise prices and fair values per option have been retroactively adjusted to reflect the two-for-one stock split.

During the second quarter of fiscal 2008, the Company granted 255,800 stock options with a weighted average exercise price of $22.45 per share and a term of seven and a half years.  The weighted average fair value of the stock options granted in fiscal 2008 was $4.32 per option.

As at August 31, 2008, the Company has outstanding stock options for 3,869,288 Class B Non-Voting Shares, of which 3,141,688 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model.  The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. In fiscal 2008, the Company has recorded stock-based compensation expense for the three-month and twelve-month periods of $493 and $1,917 (2007 - $744 and $3,003), respectively.  This charge has been credited to contributed surplus.

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Fiscal 2008
Expected life	Five years
Risk-free interest rate	3.80%
Dividend yield	2.75%
Volatility	22.6%

Corus	25

Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) August 31, 2008 (in thousands of Canadian dollars except share information)

Performance Share Units

The Company has granted Performance Share Units (“PSUs”) to certain employees.  Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange (the “TSX”) at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  The stock-based compensation expense recorded for the three and twelve months ended August 31, 2008 in respect of this plan was $246 and $1,264 (2007 - $2,198 and $6,059).  A reduction in the Company’s share price led to an adjustment to the assumptions underlying the expense recognition of this plan in the second quarter of fiscal 2008.  The current year’s expense includes a charge of $1,197 (2007 - income of $2,874) generated by a total return swap entered into in fiscal 2007 in order to limit the Company’s exposure to changes in the fair value of certain obligations under the PSU plan.

Long-term Incentive Plan

In fiscal 2006, the Company implemented a long-term incentive plan for senior management based on share appreciation targets.  The Company has recorded stock-based compensation expense for the three and twelve months ended August 31, 2008 of $1,255 and $5,987 (2007 - $283 and $1,130).  This charge has been credited to contributed surplus.

Normal Course Issuer Bid

On February 13, 2008, the Company announced that the TSX had accepted the notice filed by the Company of its intention to renew its Normal Course Issuer Bid for its Class B Non-Voting Shares through the facilities of the TSX.  The Company intends to purchase for cancellation a maximum of 6,000,000 Class B Non-Voting Shares.

During fiscal 2008, the Company repurchased and cancelled 4,388,400 Class B Non-Voting Shares at an average price of $20.84 per share, for a total cash consideration of $91,444.  This cash consideration exceeded the carrying value of the shares repurchased by $44,889, which amount was charged to retained earnings.

In September 2008, a further 660,466 Class B Non-Voting Shares were purchased and cancelled at an average price of $19.34 per share.

Earnings per share

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts:

Corus	26

Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) August 31, 2008 (in thousands of Canadian dollars except share information)

	Three months ended		Twelve months ended
	August 31,		August 31,
	2008	2007	2008	2007
Net income for the period (numerator)	17,406	21,219	129,835	107,018

Weighted average number of shares outstanding (denominator)
Weighted average number of shares outstanding - basic	82,671	84,242	82,944	84,561
Effect of dilutive securities	1,541	1,954	1,575	2,095
Weighted average number of shares outstanding - diluted	84,212	86,196	84,519	86,656

Diluted earnings per share for the quarter and year excluded 377,895 and 171,581 weighted average Class B Non-Voting Shares, respectively, issuable under the Company’s Stock Option Plan because these options were not “in-the-money”.

9.	INTEREST EXPENSE

	Three months ended		Twelve months ended
	August 31,		August 31,
	2008	2007	2008	2007
Interest on long-term debt	7,913	8,354	33,049	33,553
Other interest	1,993	463	8,264	2,285
	9,906	8,817	41,313	35,838

10.	OTHER EXPENSE, NET
	Three months ended		Twelve months ended
	August 31,		August 31,
	2008	2007	2008	2007
Interest income	(437)	(93)	(1,042)	(841)
Foreign exchange losses (gains)	500	62	823	109
Losses from equity investments	456	349	1,343	857
Restructuring charges	3,329	3,009	6,142	10,393
Asset disposal losses (gains)	-	(1,448)	597	(1,448)
Other	17	684	(10)	730
	3,865	2,563	7,853	9,800

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Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) August 31, 2008 (in thousands of Canadian dollars except share information)

11.	INCOME TAX EXPENSE

The reconciliation of income taxes attributable to operations computed at the statutory rates to income tax expense for fiscal 2008 and 2007 is as follows:

	Fiscal 2008		Fiscal 2007
	$	%	$	%
Tax at combined federal and provincial rates	57,744	34.0	61,055	35.5
Reduction in future taxes resulting from statutory ratechange	(10,266)	(6.0)	(1,631)	(0.9)
Recovery of various tax liabilities	(13,302)	(7.8)	1,016	0.6
Other	1,343	0.7	(627)	(0.5)
	35,519	20.9	59,813	34.7

12.	BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment comprises 53 radio stations, situated primarily in high-growth urban centres in Canada.  Revenues are derived from advertising aired over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, conventional television stations, a digital music service, cable advertising services and the Nelvana production studio.  Revenues are generated from subscriber fees and advertising.

Content

The Content segment includes the distribution of television programs and the sale and licensing of related products.  Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies of the most recent audited consolidated financial statements, except as noted in note 2.  Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses.  Segment profit excludes disputed regulatory fees.

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Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) August 31, 2008 (in thousands of Canadian dollars except share information)

(a)  Revenues and segment profit

Three months ended August 31, 2008
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	68,482	104,838	12,846	-	(392)	185,774
Direct cost of sales, general and administrative expenses	53,423	69,133	10,258	6,220	(495)	138,539
Segment profit	15,059	35,705	2,588	(6,220)	103	47,235
Depreciation	1,745	2,820	44	1,192	-	5,801
Interest expense	263	938	180	8,525	-	9,906
Disputed regulatory fees	734	468	-	-	-	1,202
Other expense, net	3,757	718	488	(1,098)	-	3,865
Income before income taxesand non-controlling interest	8,560	30,761	1,876	(14,839)	103	26,461

Three months ended August 31, 2007
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	66,544	104,219	17,653	-	(1,212)	187,204
Direct cost of sales, general and administrative expenses	49,148	70,166	15,399	7,372	(1,262)	140,823
Segment profit	17,396	34,053	2,254	(7,372)	50	46,381
Depreciation	1,856	2,566	161	1,185	-	5,768
Amortization	-	-	-	300	-	300
Interest expense	241	101	199	8,276	-	8,817
Disputed regulatory fees	(2,315)	(1,488)	-	-	-	(3,803)
Other expense, net	2,590	627	625	(1,279)	-	2,563
Income before income taxesand non-controlling interest	15,024	32,247	1,269	(15,854)	50	32,736

Twelve months ended August 31, 2008
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	286,449	450,175	51,959	-	(1,427)	787,156
Direct cost of sales, general and administrative expenses	210,945	258,410	44,757	22,979	(2,065)	535,026
Segment profit	75,504	191,765	7,202	(22,979)	638	252,130
Depreciation	6,533	10,309	164	5,048	-	22,054
Interest expense	1,042	3,765	878	35,628	-	41,313
Disputed regulatory fees	6,155	4,781	-	-	-	10,936
Other expense, net	3,594	4,362	2,493	(2,596)	-	7,853
Income before income taxesand non-controlling interest	58,180	168,548	3,667	(61,059)	638	169,974

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Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) August 31, 2008 (in thousands of Canadian dollars except share information)

Twelve months ended August 31, 2007
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	275,736	436,270	61,325	-	(4,588)	768,743
Direct cost of sales, general and administrative expenses	198,201	253,822	55,883	24,844	(4,928)	527,822
Segment profit	77,535	182,448	5,442	(24,844)	340	240,921
Depreciation	6,195	10,908	256	4,197	-	21,556
Amortization	-	355	-	1,200	-	1,555
Interest expense	1,015	245	496	34,082	-	35,838
Other expense, net	3,911	6,156	2,876	(3,143)	-	9,800
Income before income taxesand non-controlling interest	66,414	164,784	1,814	(61,180)	340	172,172

The Corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

(b)  Segment assets
	As at August 31, 2008	As at August 31, 2007
Radio	736,224	725,410
Television	1,108,606	1,065,585
Content	71,206	77,453
Corporate	117,617	68,519
	2,033,653	1,936,967

Assets are located primarily within Canada.

13.	FINANCIAL INSTRUMENTS

Fair values

The fair values of financial instruments have been determined as follows:

Current assets and liabilities

The fair values of financial instruments included in current assets and current liabilities approximate their carrying values due to their short-term nature.

Investments and other assets

The fair value of publicly traded shares included in this category is determined by quoted share prices in active markets.  The fair value of other financial instruments included in this category is determined using other valuation techniques.

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Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) August 31, 2008 (in thousands of Canadian dollars except share information)

Long-term debt

The carrying value of the Company's bank loans approximates their fair value because interest charges under the terms of the bank loans are based on current Canadian bankers' acceptance and LIBOR rates.

Other long-term liabilities

The fair values of financial instruments in this category approximate their carrying values as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

Derivative financial instruments

The fair values of derivative financial instruments are determined based on quotations by the counterparties to the agreements.

The estimated fair values of these agreements are as follows:

	August 31, 2008		August 31, 2007
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Interest rate swap agreements	(9,381)	(9,381)	-	8,767
Total return swap agreements	(49)	(49)	(497)	(497)

Fair value estimates are made at a specific point in time, based on relevant market information andinformation about the financial instrument.  These estimates are subjective in nature and involveuncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

14.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:
	Three months ended		Twelve months ended
	August 31,		August 31,
	2008	2007	2008	2007
Interest paid	8,129	7,958	35,031	33,928
Interest received	437	93	1042	841
Income taxes paid	10,580	17,652	46,796	47,646

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Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) August 31, 2008 (in thousands of Canadian dollars except share information)

15.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income as a result of exposure to foreign currency exchange rate fluctuations.  A portion of these gains and losses relates to operating activities while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended		Twelve months ended
	August 31,		August 31,
	2008	2007	2008	2007
Direct cost of sales, general and administrative expenses	594	(206)	(423)	(363)
Other expense, net	500	62	823	109
Total foreign exchange losses (gains)	1,094	(144)	400	(254)

16.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	As at August 31, 2008	As at August 31, 2007
Foreign currency translation adjustment	(12,192)	(12,169)
Unrealized loss on available-for-sale investments	(1,297)	-
Unrealized loss on cash flow hedge	(6,661)	-
	(20,150)	(12,169)

17.	BUSINESS COMBINATIONS

During fiscal 2008, the Company finalized the purchase equation for the acquisition of two radio stations in fiscal 2007, and in an unrelated transaction completed the acquisition of an additional radio station. The impact of these transactions was to increase broadcast licenses by $679 and increase goodwill by $2,022.

18.	COMMITMENTS AND CONTINGENCIES

The disputed regulatory fee accrual relates to the April 2008 decision of the Federal Court of Appeal to reverse the December 2006 Federal Court decision that ruled that Part II fees paid by broadcasters to the CRTC were an unlawful tax.  The broadcasting industry is pursuing avenues of appeal, however until such time as an appeal is heard, the regulation is in force.  The accrual recorded in the third and fourth quarters of fiscal 2008 includes a balance of $4,911 related to fiscal 2007 and $6,025 related to fiscal 2008.

19.	SUBSEQUENT EVENT

On September 2, 2008, the Company announced that it had completed the acquisition of Canadian Learning Television (“CLT”) effective September 1, 2008.  The acquisition cost was approximately $75,000, including customary closing adjustments.  The CRTC approved the acquisition on August 22, 2008 and the Company took over ownership and operation of CLT on September 1, 2008.

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Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) August 31, 2008 (in thousands of Canadian dollars except share information)

20.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2008 consolidated financial statements.

In particular, disputed regulatory fees accrued in fiscal 2007 have been reclassified to be excluded from segment profit.

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